Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES UPSIZING & PRICING OF PRIMARY PUBLIC OFFERING OF 49,000,418 COMMON SHARES

ATHENS, Greece, January 9, 2015 – Star Bulk Carriers Corp. (NASDAQ:SBLK) (the “Company”) announced today that it has priced its underwritten public offering of 49,000,418 of its common shares at a price of $5.00 per share. The offering is expected to close on January 14, 2015, subject to customary conditions. The Company intends to use the net proceeds from the offering for its newbuilding program and general corporate purposes.

Oaktree Capital Management, L.P. (“Oaktree”), Angelo, Gordon & Co. (“Angelo, Gordon”), Monarch Alternative Capital, LP (“Monarch”) and family members and entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer (the “Pappas Shareholders”), which are four of the Company’s significant shareholders, are expected to purchase approximately 37,250,418 of the common shares in this offering. On an as-adjusted basis, giving effect to this offering and assuming all 29,917,312 common shares comprising the share consideration issued to Excel Maritime Carriers Ltd. (“Excel”), pursuant to the Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp., dated August 19, 2014, are distributed by Excel to its equity holders, Oaktree, Angelo, Gordon, Monarch the Pappas Shareholders would beneficially own approximately 58.0%, 5.9%, 5.9% and 7.8%, respectively, of our outstanding common shares (or approximately 57.4%, 5.8%, 5.8% and 7.8%, respectively, of our outstanding common shares if the underwriters exercise their option in full).

Jefferies LLC and Morgan Stanley & Co. are acting as joint book-running managers for the offering. ABN Amro N.V., Credit Agricole Corporate and Investment Bank, DNB ASA and DVB Bank SE are acting as co-managers for the offering. The underwriters have a 30-day option to purchase up to an additional 1,762,500 common shares.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or Prospectus_Department@Jefferies.com; or from Morgan Stanley & Co., Incorporated, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 102 vessels, with an aggregate capacity of 11.8 million dwt, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Post-Panamax, Newcastlemax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,590 dwt and 209,000 dwt. Our fleet currently includes 64 operating vessels, 5 second hand vessels to be delivered in early 2015 and 34 newbuilding vessels currently under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Cautionary Note Regarding Forward Looking Statements:

Certain of the statements made in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as those, among others, relating to the Company’s expectations regarding the completion of the proposed public offering and use of proceeds of the proposed public offering. All forward-looking statements involve risks and uncertainties. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering and other risks set forth in the prospectus for the offering described herein. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contact Information

Company:	Investor Relations/Financial Media:
Simos Spyrou and Christos Begleris Co-CFOs Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens Greece www.starbulk.com	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel/ (212) 661-7566 E-mail: starbulk@capitallink.com www.capitallink.com